615 MERRICK AVENUE, WESTBURY, NY 11590

516-683-4157 — Fax # 516-683-8344 — www.myNYCB.com

John J. Pinto

Executive Vice President &

Chief Accounting Officer

August 11, 2008

VIA EDGAR

John Spitz, Esq.

SEC Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	New York Community Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-31565

Dear Mr. Spitz:

On behalf of New York Community Bancorp, Inc. (“NYB” or the “Company”), I am writing to provide the following supplemental information in response to your question posed to us on August 8, 2008 regarding a statement made in our letter dated August 4, 2008. That letter was provided in order to summarize our discussion on July 24, 2008 with you and Stephanie Hunsaker of the Commission’s Chief Accountant’s Office concerning the Staff’s comments in its letters dated April 10 and May 20, 2008, containing comments on, among other matters, NYB’s Annual Report on Form 10-K for the year ended December 31, 2007.

We noted in our August 4, 2008 letter that a gain or loss was not recognized upon the sale of the $823 million in loans acquired in the transaction with PennFed Financial Services, Inc, as the fair values of such loans recognized by the Company for purchase accounting purposes were based on the actual sales prices for the subject loans.

The difference between the valuation of the subject loans on a present value basis, as described in Statement of Financial Accounting Standards No. 141, paragraph 37. b., and the fair value received in the Company’s subsequent sale of the loans (which sale was not contemplated when the loans were acquired in the April 2, 2007 merger transaction with PennFed Financial Services, Inc.), was not material. Therefore, the impact of that difference on goodwill and any gain or loss on the sale was immaterial to the Company’s consolidated financial statements for the year ended December 31, 2007 and for each 2007 interim period, including the second quarter.

John Spitz, Esq.

Securities and Exchange Commission

August 11, 2008

We acknowledge that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the responses we have provided regarding your comments, please do not hesitate to contact me at (516) 683-4157.

Sincerely,

/s/ John J. Pinto
John J. Pinto
Executive Vice President and
Chief Accounting Officer

cc:	John P. Nolan, Accounting Branch Chief
Stephanie Hunsaker, SEC Division of Chief Accountant’s Office
Joseph R. Ficalora, Chairman, President and Chief Executive Officer
Thomas R. Cangemi, Senior Executive Vice President and Chief Financial Officer
R. Patrick Quinn, Esq.